UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 0-19564
Municipal Securities Purchase, Inc.
(Exact Name of Registrant as specified in its charter)
201 High Ridge Road
Stamford, Connecticut 06927
(203) 357-4000
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Common Stock, par value $10.00 per share
Liquidity Facility Obligations
(Title of each class of securities covered by this Form)
N/A
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock:	1
Liquidity Facility Obligations:	7
Pursuant to the requirements of the Securities Exchange Act of 1934, Municipal Securities Purchase, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:	July 27, 2007	BY:	/s/ LeAnn Rogers

LeAnn Rogers
Chairman
(Principal Executive Officer)